FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

January 13th, 2003

Super-Sol Ltd.
(Translation of Registrant's Name into English)

30 Shmotkin Benyamin Street
Rishon Lezion, 75363 Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X____	Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _________	No ____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is the following documents:

Registrant's Immediate Report, concerning a Special Shareholders meeting to be held on February 6th, 2003, as filed with the Israeli Securities Authority, Israeli Companies Registrar and Tel-Aviv Stock Exchange on January 9th, 2003.

9 January 2002

Re:	Immediate Report regarding Convening of Special General Meeting of Super-Sol Ltd., in accordance with the Securities (Immediate and Periodical Reports) Regulations 5730-1970 and Transaction Report in accordance with the Securities (Transaction between a Company and Persons in Control of it) Regulations, 5761-2001

 Pursuant to the Securities (Periodical and Immediate Reports) Regulations 5730-1970 and pursuant to the Securities (Transaction between a Company and Persons in Control of it) Regulations 5761-2001 (hereinafter: the "Control Regulations"), Super-Sol Ltd. (hereinafter: the "Company") hereby gives notice of the convening of a special general meeting to be held on 6 February 2003 at 08:00 at the Company's offices at 30 Binyamin Shmotkin Street, Rishon Le-Zion.

1.	On the Agenda - Approval of Execution by Company of Insurance Policies covering Office Bearer Liability Summary of Proposed Resolutions
	1.1.	To approve the extension of the Company's policies taken out with Clal Insurance Company Ltd. (hereinafter: "Clal Insurance"), to insure the liability of office bearers of the Company, and in particular office bearers who are also holders of control, for the period of three additional months, as set out in clause 2 below.
	1.2.	To approve, in advance, the Company's execution of the Insurance Policies - Basic and/or Group - to insure the liability of office bearers after the end of the Extended Term (as defined in clause 2 below), as set out in clause 2 below.
	1.3.	To approve, in advance, in the event of non-renewal of an office bearer liability insurance policy, the acquisition of a disclosure period as set out in clause 2 below.
(Hereinafter: the "Insurance Resolutions")
The following are particulars in accordance with the Control Regulations regarding the Insurance Resolutions
2.	Description of Main Points of Transaction
	2.1.	The extension of two of the Company's policies taken out with Clal Insurance (Clal Insurance and the sub-insurers hereinafter to be known as the "Insurer"), to insure the liability of office bearers of the Company for the period commencing on 1 January 2001 and terminating on 31 December 2002 (hereinafter: the "Original Insurance Term";) for an additional period of three months (hereinafter: the "Extended Term") commencing on 1 January 2003 and terminating on 31 March 2003 (the insurance term commencing on 1 January 2001 and terminating on 31 March 2003 shall hereinafter be called the ";Inclusive Insurance Term"), as follows:
		2.1.2.	Extension, with the amendments set out accordingly, of the Basic Policy common to the Company and to some of the companies held by it, within the limits of liability set out for the Original Insurance Term. Accordingly, the limits of liability for the Inclusive Insurance Term are Twenty Million Dollars for one claim or cumulatively. The sum to be paid for the Extended Term of the Basic Policy is the sum of $ 36,000; and
		2.1.3	Extension, with the amendments set out accordingly, of the Company's participation in the Group Policy taken out by IDB Holdings Company Ltd. ("IDB Holdings") and on behalf of some 10 additional divisions in the IDB Group, including the Company Division, within the limits of liability set out for the Original Insurance Term. Accordingly, the limits of liability for the Inclusive Insurance Term are Ninety Million Dollars for one claim or cumulatively, in addition to the Basic Policy Extension. The Company Division's portion of the sum to be paid for the Extended Term of the Basic Policy is the sum of $ 12,000. At the same time, if any of the Participating Divisions does not, in the long run, enter into the Group Policy, the Company Division's portion of the insurance sum shall increase up to the sum of $ 70,000.
	2.2.	The Company shall execute the Basic and/or Group and/or other Policies to insure the liability of office bearers after the end of the Extended Term, including by way of additional extension of the Basic Policy and/or of the Group Policy, and/or of any other Policy, and in particular, amending the conditions thereof. Such policies shall be entered into once or in parts, for a term of two years or any part thereof, as of the end of the Extended Term, subject to all of the premiums to be paid by the Company for any given year being no more than $ 380,000, and subject to additional conditions (including regarding the limitations of liability) as set out in clause 2.2 of this Immediate Report.
	2.3.	In any event of non-renewal of an office bearer liability insurance policy (the "Lapsed Policy"), the purchase, within the context of the Lapsed Policy, of insurance coverage of up to two more years after the date of termination of the Lapsed Policy, in respect of claims that might be filed after the termination of the Lapsed Policy for acts done during the insurance term that has so terminated (i.e. the "discovery period"), in consideration for an annual premium of no more than twice the annual premium for the Lapsed Policy.
3.	Names of Holders of Control who have a Personal Interest in the Contracts, and the Substance of Such Personal Interest
The names of persons who might be considered holders of control, as such term is defined in section 268 of the Companies Law, 5759-1999 (the "Companies Law"), for the purpose of the Company's entry into office bearer liability insurance policies, are as follows: IDB Holdings and IDB Development Company Ltd. ("IDB Development") due to their participation in the Group Policy and due to the fact that Clal Insurance, which is a subsidiary of IDB Development, is the insurer under the Policies; Discount Investments Ltd. ("Discount Investments"), due to its participation in the Group Policy; Mr. Lenny Recanati due to his acting as a director of the Company; Edna Oz Carasso, Ariel Carasso, Benyamin Carasso, Haim Carasso, Yoel Carasso, Maccabi Carasso, Shlomo Carasso, Udi Recanati, Leon Recanati, and Lenny Recanati, who themselves or their relatives also act as directors of IDB Holdings and/or IDB Development and/or Clal Insurance and/or any of the participating divisions. Also, Mr. Israel Yuval, who is the husband of Mrs. Yehudit Yuval Recanati, acts as director of IDB Holdings and Mr. Shimon Mizrahi, who is the son-in-law of Haim Carasso, acts as a director of one of the participating divisions; Mr. Haim Elkan who is a shareholder of the Company due to his being an office bearer of the Company.
4.	Name of Each Director who has a Personal Interest in the Insurance Resolution
All of the Directors of the Company are likely to be considered to have a personal interest in the Insurance Resolutions due to their being office bearers of the Company; Lenny Recanati, Eliyahu Cohen and Dalia Lev are also likely to be deemed to have a personal interest in the Insurance Resolutions due to their being directors of IDB Holdings and/or IDB Development and/or Clal Insurance and/or any of the participating divisions; Ami Erel and Oren Lieder are also likely to be deemed to have a personal interest in the Insurance Resolutions due to their being office bearers in Discount Investments and/or in any of the participating divisions.

5.	Majority Required for Passing of Resolutions
The majority required at a general meeting and at an adjourned general meeting to approve the Insurance Resolutions, as set out in clause 1 above, shall be an ordinary majority of all of the votes of the shareholders present at the general meeting entitled to vote and actually voting, without taking into account abstentions, provided that one of the following is in existence:
	5.1.	The count of the majority of votes at the general meeting shall include at least one third of all of the votes of shareholders who do not have a personal interest in the approval of the resolutions and who are present at the meeting. Abstentions shall not be taken into account in counting the votes of such shareholders.
	5.2.	The total number votes against the appointment from amongst the shareholders referred to in sub-paragraph 5.1 above shall be no greater than one percent (1%) of all of the voting rights in the company.
6.	Place and Date of Convening of General Meeting
The general meeting shall be convened on 6 February 2003 at 08:00 AM, at the Company's offices at 30 Benyamin Shmotkin Street, Rishon Le-Zion.
The date of determination of entitlement of shareholders to vote at the general meeting, as set out in section 182 of the Companies Law, shall be 26 January 2003 (the "Date of Determination").
Any shareholder of the Company on the Date of Determination, whether the shares are registered in the name of such person or whether such person holds shares via a member of the Stock Exchange, may take part in the said meeting in person or via a voting proxy. Under the Companies (Proof of Ownership of Share for the purpose of Voting at a General Meeting) Regulations, 5760-2000, a shareholder in the Company who holds shares via a member of the Stock Exchange may take part in the said meeting in person or via proxy only if, before the meeting, he provides the Company with an original certificate regarding his ownership of shares in the Company on the Date of Determination (which must be received from such member of the Stock Exchange). A document appointing a voting proxy (hereinafter: the "Deed of Appointment") and the original power of attorney under which the Deed of Appointment was signed (if any) must be deposited at the registered office of the Company up to 48 hours before the date of the meeting.
7.	Inspection of Documents
This Immediate Report and the text of the Policies are available for inspection at the offices of the Company, at 30 Benyamin Shmotkin Street, Rishon Le-Zion, during usual business hours, until the date of the meeting.

Super - Sol Ltd.

9 January 2002

To: The Securities Authority 22 Kanfei Nesharim St. Fax: 02-6513940 Jerusalem	To: The Tel Aviv Stock Exchange Ltd. 54 Echad Ha'am St. Fax: 03-5105379 Tel Aviv	To: The Companies Registrar POB 767 Jerusalem

Dear Sir / Madam,

Re:	Immediate Report regarding Convening of Special General Meeting of the Company, in accordance with the Securities (Immediate and
Periodical Reports) Regulations 5730-1970 and Transaction Report
in accordance with the Securities (Transaction between a Company and Persons in Control of it) Regulations, 5761-2001

Pursuant to the Securities (Periodical and Immediate Reports) Regulations 5730-1970 and pursuant to the Securities (Transaction between a Company and Persons in Control of it) Regulations 5761-2001 (hereinafter: the "Control Regulations"), Super-Sol Ltd. (hereinafter: the "Company") hereby gives notice of the convening of a special general meeting to be held on 6 February 2003 at 08:00 at the Company's offices at 30 Binyamin Shmotkin Street, Rishon Le-Zion.

On the Agenda - Approval of Execution by Company into Insurance Policies covering Office Bearer Liability

1.	Summary of Proposed Resolutions
	1.1	To approve the extension of the Company's policies taken out with Clal Insurance Company Ltd. (hereinafter: "Clal Insurance"), to insure the liability of office bearers of the Company, and in particular office bearers who are also holders of control, for the period commencing on 1 January 2001 and terminating on 31 December 2002 (hereinafter: the "Original Insurance Term")[1] for an additional period of three months (hereinafter: the "Extended Term") commencing on 1 January 2003 and terminating on 31 March 2003 (the insurance term commencing on 1 January 2001 and terminating on 31 March 2003 shall hereinafter be called the "Inclusive Insurance Term"), as follows:
		1.1.1	Extension, with the amendments set out accordingly, of the office bearer liability insurance policy (hereinafter: the "Basic Policy"), common to the Company and to some of the companies held by it (hereinafter: the "Company Division") in the context of the liability set out for the Original Insurance Term (hereinafter: "Extension of the Basic Policy"). Accordingly, the limits of liability of the Basic Policy for the Inclusive Insurance Term are Twenty Million (United States) Dollars (hereinafter: "Dollars" or "$") for one claim or cumulatively. The sum to be paid for the Extended Term of the Basic Policy is the sum of $ 36,000.

1.	Details of the entry in to the Insurance Policies by the Company for the Original Insurance Term are set out in the Immediate Report filed by the Company on 5 December 2002 on this matter.

1.1.2	Extension, with the changes set out accordingly, of the Company's participation in preferred group policy for office bearer liability (hereinafter: the "Group Policy"), issued by IDB Holdings Company Ltd. (hereinafter: "IDB Holdings") on behalf of the IDB Holdings Division (which includes IDB Development Company Ltd. - hereinafter: "IDB Development") and on behalf of 10 additional divisions making up the IDB Group (hereinafter: the "Participating Divisions"2), and in particular the Company Division and the Discount Investment Company Ltd. Division (hereinafter: "Discount Investments"), which is a holder of control of the Company, within the liability limits set out for the Original Insurance Term (hereinafter: the "Group Policy Extension"). Accordingly, the limits of liability of the Group Policy for the Inclusive Insurance Term are Ninety Million (United States) Dollars for one claim or cumulatively, in addition to the Basic Policy Extension.

The Company Division's portion of the sum to be paid for the Extended Term of the Basic Policy is the sum of $ 12,000.
	1.1.3	To approve that if any of the Participating Divisions does not, in the long run, enter into the Group Policy, the Company Division's portion of the insurance sum as set out in clause 1.1.2 above shall increase to the sum of up to $ 70,000.
1.2	To approve, in advance, the Company's execution of the Insurance Policies - Basic and/or Group - to insure the liability of office bearers after the end of the Extended Term, including by way of additional extension of the Basic Policy and/or of the Group Policy, and/or of any other Policy, and in particular, amending the conditions thereof, subject to the following conditions:
	1.2.1	Such policies shall be entered into once or in parts, for a term of two years or any part thereof, as of the end of the Extended Term.
1.2.2	The total insurance premiums to be paid by the Company for any year for office bearer liability insurance shall be no more than $ 380,000.

In the case of Group Policies, the ratio between the insurance premium paid by the Company Division and the insurance premium paid by the other divisions participating in the Group Policy shall be set in accordance with the determination of the insurers, in accordance with their estimates of risk, and in the absence of any such determination, in accordance with the ratio between the premium paid by the said divisions for the Extended Term.
	1.2.3	The limits of liability under a separate office bearers liability insurance policy shall be no less than $10 million for the insurance term thereunder. Similarly, the total limits of liability shall be no more than $ 110 million for the insurance term thereunder, whether under a separate policy or under a Group Policy.

2.	Each division is made up of a principal company which is, mostly, a public company defined as the owner of the policy, and of companies held by such principal company. IDB Holdings, IDB Development and some of the companies held by each of them, which are not insured as separate divisions, are one division for the purposes of the insurance (hereinafter: the "IDB Holdings Division").

		1.2.4	If the office bearer liability insurance policies, as set out above, are issued by Clal Insurance or by insurance companies controlled by Clal Insurance, the fees for dealing with the policies charged by the insurance company shall be no more than 12.5% of insurance premium paid for the said policies by the Company.
1.3	To approve, in advance, in any event of non-renewal of an office bearer liability insurance policy (hereinafter in this clause: the "Lapsed Policy"), to purchase insurance coverage of up to two more years after the date of termination of the Lapsed Policy, under the Lapsed Policy, in respect of claims that might be filed after the termination of the Lapsed Policy for acts done during the insurance term that has so terminated (i.e. the "discovery period"), in consideration for an annual premium of no more than twice the annual premium for the Lapsed Policy.

For the avoidance of doubt, it is hereby clarified that the Company's entry into the Insurance Policies as set out in clauses 1.2 and 1.3 above shall not be brought for the additional approval of the audit committee or of the board of directors of the company, over and above the approval set out hereinabove.

The Company's entry into office bearer insurance policies as set out in clauses 1.1 through 1.3 above was approved by the board of directors of the Company at the meeting of the board held on 30 December 2002, after the approval of the audit committee of the Company was received for it, at its meeting held on the same date.

	The following are details of the Company's entry into office bearer liability insurance policies, as set out above.
	(hereinafter: the "Insurance Resolutions").
2.	Description of Main Points of the Transaction
	2.1	2.1.1	Extension of the Company's contracting in the two policies that insure office bearer liability for the Extended Term, as follows:
(a)	Extension, with the amendments set out accordingly, of the Basic Policy common to the Company and to some of the companies held by it, within the limits of liability set out for the Original Insurance Term. Accordingly, the limits of liability for the Inclusive Insurance Term are Twenty Million Dollars for one claim or cumulatively. The sum to be paid for the Extended Term of the Basic Policy is the sum of $ 36,000.

The Basic Policy contains an extension to cover the Company's losses for claims against it for breach of securities laws, under the conditions and limitations set out for this purpose.

(b)	Extension, with the amendments set out accordingly, of the Company's participation in the Group Policy taken out by IDB Holdings on behalf of the IDB Holdings Division, and in the name of some 10 additional divisions in the IDB Group, and in particular the Company, within the limits of liability set out for the Original Insurance Term. Accordingly, the limits of liability for the Inclusive Insurance Term are Ninety Million Dollars for one claim or cumulatively, in addition to the Basic Policy Extension.

			The Company Division's portion of the sum to be paid for the Extended Term of the Basic Policy is the sum of $ 12,000.

2.1.2	The Basic Policy and the Group Policy, to be extended as set out in clause 2.1.1 above, were issued by Clal Insurance, which is a subsidiary of IDB Development, as insurer (Clal Insurance and the sub-insurers shall hereinafter be known as the "Insurers").
2.1.3	The premiums paid for the Original Insurance Term on account of the Basic Policy were prescribed by the Insurers in accordance with their evaluation of the risk including in each of the participating divisions, and including the Company Division, as set out in the immediate report filed by the Company in this regard on 5 December 2000 (hereinafter: the "Previous Immediate Report"). The premium that will be paid for the Extended Term, on account of the Basic Policy, has been prescribed by the Insurers by way of increase of a uniform rate of 35% of the proportionate part (for three months) of the premium paid by each of the participating divisions for their Basic Policies, for the Original Insurance Term.
2.1.4	The premium that will be paid for the Extended Term, on account of the Group Policy, has been prescribed by the Insurers by way of increase of a uniform rate of 35% of the proportionate part (for three months) of the premium paid by all of the participating divisions for the Group Policy, for the Original Insurance Term.

The division of the premium to be paid for the Extended Term on account of the Group Policy between the various participating divisions has been determined by dividing up the premium for the Original Insurance Term, as set out in the Previous Immediate Report.[3]

Accordingly, the Company Division's portion of the premium for the Extended Term on account of the Group Policy is the sum of $ 12,000.

At the same time, if any of the Participating Divisions does not, in the long run, enter into the Group Policy, the Company Division's portion of the insurance sum shall increase as set out in clause 1.1.3 above.

2.1.5	The amendments to the conditions of the Basic Policy and the Group Policy, for the Extended Term, have been set following negotiations between IDB Holdings and the Insurers.

3.	Clause 3.4 of the Previous Immediate Report stated that "the division of the annual premium for the Group Policy amongst the participating divisions has been prescribed as a derivative of the premium for the Basic Policy, as set out below; each participating division shall bear part of the annual premium for the Group Policy equivalent to the portion made up by the premium included in the Basic Insurance Quote up to a liability limit of US $ 10 million, filed to such division (hereinafter: the "Basic Quote"), as set out in clause 3.3 above, out of the cumulative sum of the premiums set out in all of the Basic Quotes of all of the participating divisions."

2.2	The Company shall execute the Basic and/or Group and/or other Policies to insure the liability of office bearers after the end of the Extended Term, including by way of additional extension of the Basic Policy and/or of the Group Policy, and/or of any other Policy, and in particular, amending the conditions thereof, subject to the following conditions:
	2.2.1	Such policies shall be entered into once or in parts, for a term of two years or any part thereof, as of the end of the Extended Term.
2.2.2	The total annual premiums to be paid by the Company for any year for office bearer liability insurance shall be no more than $ 380,000.

In the case of Group Policies, the ratio between the insurance premium paid by the Company Division and the insurance premium paid by the other divisions participating in the Group Policy shall be set in accordance with the determination of the insurers, in accordance with their estimates of risk, and in the absence of any such determination, in accordance with the ratio between the premium paid by the said divisions for the Extended Term.
	2.2.3	The limits of liability under a separate office bearers liability insurance policy shall be no less than $10 million for the insurance term thereunder. Similarly, the total limits of liability shall be no more than $ 110 million for the insurance term thereunder, whether under a separate policy or under a Group Policy.
	2.2.4	If the office bearer liability insurance policies, as set out above, are issued by Clal Insurance or by insurance companies controlled by Clal Insurance, the fees for dealing with the policies charged by the insurance company shall be no more than 12.5% of insurance premium paid for the said policies by the Company.
2.3	In any event of non-renewal of an office bearer liability insurance policy (hereinafter in this clause: the "Lapsed Policy"), the purchase, within the context of the Lapsed Policy, of insurance coverage of up to two more years after the date of termination of the Lapsed Policy, in respect of claims that might be filed after the termination of the Lapsed Policy for acts done during the insurance term that has so terminated (i.e. the "discovery period"), in consideration for an annual premium of no more than twice the annual premium for the Lapsed Policy.

3.	Names of Holders of Control, as such term is defined in section 268 of the Companies Law, 5759-1999 (hereinafter: the "Companies Law"), who have a personal interest in the contract.[4]
The names of persons who might be considered holders of control, as such term is defined in section 268 of the Companies Law, for the purpose of the Company,s entry into office bearer liability insurance policies, are as follows:
	3.1	IDB Holdings and IDB Development, which are participants in the Group Policy, and due to the fact that Clal Insurance, which is a subsidiary of IDB Development, is the insurer under the Policies, as set out above.
	3.2	Discount Investments, a participant in the Group Policy.
	3.3	Mr. Lenny Recanati, who also acts as a director of the Company.
3.4	Edna Oz Carasso, Ariel Carasso, Benyamin Carasso, Haim Carasso, Yoel Carasso, Maccabi Carasso, Shlomo Carasso, Udi Recanati, Leon Recanati who themselves or relatives of them also act as directors of IDB Holdings and/or IDB Development and/or Clal Insurance and/or any of the participating divisions.

Also, Mr. Israel Yuval, who is the husband of Mrs. Yehudit Yuval Recanati, acts as director of IDB Holdings and Mr. Shimon Mizrahi, who is the son-in-law of Haim Carasso, acts as a director of one of the participating divisions.
	3.5	In addition, Mr. Haim Elkan acts as office bearer of the Company, is a shareholder of the Company, and by virtue of such, holds voting rights in the Company.
4.	Substance of Personal Interest
	4.1	The companies set out in clause 3.1 above are holders of personal interest in the Insurance Resolutions due to their being participants in the Group Policy and due to their being holders of control of Clal Insurance, the insurer under the Policies.
	4.2	Discount Investments has a personal interest in the Insurance Resolutions due to being a participant in the Group Policy.
	4.3	Mr. Lenny Recanati has a personal interest in the Insurance Resolutions due to his acting as a director of the Company.
	4.4	The persons whose names appear in clause 3.4 above have a personal interest in the Insurance Resolutions since they (or their relatives) act as directors of IDB Holdings and/or IDB Development and/or Clal Insurance and/or any of the participating divisions.

4.	As at the date of this Immediate Report:
- Discount Investments holds some 50.50% of the capital and voting rights in the Company.
- IDB Development holds some 71.53% of the capital and voting rights in Discount Investments.
- IDB Holdings holds some 57.86% of the capital and voting rights in IDB Development. In addition, as at 27 December 2002, pension funds of Bank Leumi Le-Israel Ltd. ("BLL") hold some 5.81% of the capital and voting rights in IDB Development, and trust funds of BLL hold some 0.46% of the capital and voting rights in IDB Development; similarly, as at 27 December 2002, pension funds of Bank Hapoalim Ltd. ("BHL") hold some 5.98% of the capital and voting rights in IDB Development and trust funds of BHL hold some 0.72% of the capital and voting rights in IDB Development.
- Israel Financial Holdings Ltd. ("Financial Holdings"), the Israel Financing and Investment Company Ltd. (the "Israel Company") and El-Yam (Hamigdal) Financial Holdings Ltd. ("Hamigdal") jointly hold some 51.70% of the capital and voting rights in IDB Holdings. In addition, as at 27 December 2002, pension funds of BLL hold some 4.80% of the capital and voting rights in IDB Holdings, and trust funds of BLL hold some 0.59% of the capital and voting rights in IDB Holdings; similarly, Mr. Eliezer Fishman, via companies in which he has an interest, holds some 5.28% of the capital and voting rights in IDB Holdings and GS Star Holding, Inc. holds some 9.49% of the capital and voting rights in IDB Holdings.
- Financial Holdings is wholly owned by the Recanati families. The main holder of the Israel Company is Financial Holdings, which holds some 48.55% of the capital and some 64.28% of the voting rights. The Carasso family holds some 48.54% of the capital and some 32.06% of the voting rights of the Israel Company (alone and via Benny Moshe Carasso Ltd.). In addition, the Carasso family and corporations held by them directly hold some 0.62% of the capital and voting rights in the Company
- El-Yam Ships Ltd. ("El-Yam") holds some 99.79% of the capital of Hamigdal. The Israel Company holds some 58.29% of the voting rights in Hamigdal and Discount Investments Ltd. ("Discount Investments") which is a subsidiary of the Company, holds, directly and indirectly, some 24.41% of the voting rights in Hamigdal.
- The principal holders of capital and voting rights in El-Yam are: The Israel Company - some 38%; Financial Holdings - some 10%; Discount Investments - some 24.41%; and the Carasso family - some 10%.
- Financial Holdings and Benny Moshe Carasso Ltd. agreed to vote, in respect of the shares in El-Yam held by them, in accordance with the way in which the Israel Company votes.
- Office bearer holding shares in the Company: Mr. Haim Elkan, 26,179 shares.

	4.5	Mr. Haim Elkan has a personal interest in the Insurance Resolutions due to his acting as an office bearer of the Company.
5.	Method of Determination of Consideration
	5.1	5.1.1	The premiums to be paid for extension of the Policies have been set following negotiations between IDB Holdings and the Insurers.
		5.1.2	The consideration to be paid by the Company for the Extended Term on account of the Basic Policy is the sum of $ 36,000. The consideration to be paid by the Company for the Extended Term on account of the Group Policy is the sum of $ 12,000.
		5.1.3	The division of the premium for the Extended Term on account of the Group Policy among the participating divisions has been prescribed as set out in clause 2.1.4 above.
		5.1.4	Clal Insurance is entitled to a fee for extending the Policies, in the rate of 12.5% of the premium to be paid for extension of the Policies. The fee is included in the premium to be paid for the extension of the Policies as set out above.
5.2	The premium as set out in clauses 2.2 and 2.3 above were calculated, taking into account the sharp rises in insurance tariffs in the insurance market in recent times, for extension of office bearer liability insurance policies for public companies.

6.	Approvals Required or Conditions Prescribed for Implementation of the Transaction
The Insurance Resolutions have been approved by the Company,s audit committee and board of directors. The Resolutions require the approval of the general meeting of the Company, in accordance with the provisions of section 275 of the Companies Law, which is expected to take place on 6 February 2003.

7.	Details of Transactions of the same class as the Transaction, or of similar Transactions between the Company and Holders of Control
As set out above, the Company entered into the Basic Policy and the Group Policy for insurance of liability of office bearers for the Original Insurance Term, as was set out in the Previous Immediate Report. The Insurance Resolutions, as set out above, extend the said policies for the Extended Term, and approve, in advance, the entry by the Company into insurance policies after the end of the Extended Term, all as set out above in this Report.

8.	Grounds given by Audit Committee and Board of Directors for Approval of Transaction, Amount of Consideration and Method of Determination of Such
	8.1	All of the directors of the Company gave notice that they are likely to be considered to have a personal interest in the approval of the Insurance Resolutions, as set out in this Report. Therefore, and in accordance with the provisions of section 278(b) of the Companies Law, the directors were entitled to be present during deliberations of the audit committee and of the board of directors and to take part in the votes thereat.
	8.2	For the purpose of the contract with Clal Insurance it is noted that Clal Insurance is a company with expertise and professionalism in the field of office bearer liability insurance, and that the fee required by Clal Insurance for issuing the Policies is reasonable under the circumstances of the case.
	8.3	For the purpose of contracting in the Insurance Policies in the format of a Basic Policy and a Group Policy it is noted that this format is intended to give each division a separate level of insurance within the Basic Policy and in addition, a preferred "umbrella" type level of insurance under the Group Policy, enabling each division to expand the limits of its liability coverage, whilst reducing costs of the premium.
	8.4	For the purpose of division of the premium for the Group Policy amongst the participating divisions, it is noted that the determination of the division as set out above is reasonable under the circumstances of the case.
	8.5	The extension of the Policies for a period of three months was effected in light of the transfer of control of IDB Holdings and with it, indirectly, of the Company itself, which is likely to take place during the coming months[5], and given the current conditions of the market for office bearer liability insurance in public companies. The premiums to be paid during the Extended Term have been set by the Insurers, in the context of tariffs for short insurance terms and for extensions of less than a year.
	8.6	For the purpose of the resolutions set out in clause 1.2 above, it is noted that the resolutions, which enable the Company to enter into the Basic Insurance Policy and/or the Group Insurance Policy to insure the liability of office bearers, including by way of additional extensions, will make the process of the Company's entering into office bearer liability insurance policies for additional insurance terms, if necessary, more efficient, as set out in such clause.
8.7	It was also noted in the resolution of the board of directors, that the entry into the insurance policies as set out above is subject to the approval of the general meeting of shareholders of the Company, as set out below.

9.	Names of Directors who took part in the Deliberations of the Board of Directors and the Audit Committee to Approve the Insurance Resolutions
	9.1	The following took part in the deliberations of the audit committee to approve the Insurance Resolutions: Ya'akov Hornik (External Director) and Avshalom Hershkowits.
	9.2	The following took part in the deliberations of the board of directors to approve the Insurance Resolutions: Dalia Lev, Ya'akov Hornik (External Director), Ehud Hominer, Lenny Recanati, Eli Cohen and Avshalom Hershkowits.

5.	Details of this are included in the immediate reports filed by IDB Holdings on 23 May 2002, 22 October 2002 and 17 November 2002.

10.	Name of Each Director who has a Personal Interest in the Insurance Resolution, and the Substance of Such Interest
	10.1	All of the directors of the Company are likely to be considered to have a personal interest in the Insurance Resolutions due to their being office bearers of the Company.
	10.2	Lenny Recanati, Eliyahu Cohen and Dalia Lev are also likely to be deemed to have a personal interest in the Insurance Resolutions due to their being directors of IDB Holdings and/or IDB Development and/or Clal Insurance and/or any of the participating divisions.
10.3	Ami Erel and Oren Lieder are also likely to be deemed to have a personal interest in the Insurance Resolutions due to their being office bearers in Discount Investments and/or in any of the participating divisions.

11.	Powers of the Securities Authority
Pursuant to the Control Regulations, within twenty-one days of the date of filing of this Report, the Securities Authority or an employee so authorized (hereinafter: the "Authority") may instruct the Company to give, within such time as it may prescribe, explanation, particulars, information and documents regarding the contracts set out in this Report, and may instruct the Company to amend the Report. Where an instruction to amend is given as aforesaid, the Authority may order the adjournment of the date of the meeting as set out in the Control Regulations. The Company shall submit the amendment under the instructions as aforesaid, in the manner set out in the Control Regulations, unless the Authority otherwise instructs.

Where an instruction is given regarding adjournment of the date of convening of the general meeting, the Company shall give notice by immediate report of such instruction.

12.	Majority Required for Passing of Resolutions
The majority required at a general meeting and at an adjourned general meeting to approve the Insurance Resolutions shall be an ordinary majority of all of the votes of the shareholders present at the general meeting entitled to vote and actually voting, without taking into account abstentions, provided that one of the following is in existence:
	12.1	The count of the majority of votes at the general meeting shall include at least one third of all of the votes of shareholders who do not have a personal interest in the approval of the resolutions and who are present at the meeting. Abstentions shall not be taken into account in counting the votes of such shareholders.
	12.2	The total number votes against the appointment from amongst the shareholders referred to in sub-paragraph 12.1 above shall be no greater than one percent (1%) of all of the voting rights in the company.

13.	Place and Date of Convening of General Meeting
	13.1	The general meeting shall be convened on 6 February 2003 at 08:00 AM, at the Company's office at 30 Benyamin Shmotkin Street, Rishon Le-Zion.
	13.2	The date of determination of entitlement of shareholders to vote at the general meeting, as set out in section 182 of the Companies Law, shall be 26 January 2003 (hereinafter: the "Date of Determination").
13.3	Any shareholder of the Company on the Date of Determination, whether the shares are registered in the name of such person or whether such person holds shares via a member of the Stock Exchange, may take part in the said meeting in person or via a voting proxy. Under the Companies (Proof of Ownership of Share for the purpose of Voting at a General Meeting) Regulations, 5760-2000, a shareholder in the Company who holds shares via a member of the Stock Exchange may take part in the said meeting in person or via proxy only if, before the meeting, he provides the Company with an original certificate regarding his ownership of shares in the Company on the Date of Determination (which must be received from such member of the Stock Exchange). A document appointing a voting proxy (hereinafter: the "Deed of Appointment") and the original power of attorney under which the Deed of Appointment was signed (if any) must be deposited at the registered office of the Company up to 48 hours before the time of the vote.

14.	Details of the Company's Representatives regarding Treatment of the Immediate Report
Ora Dvir, Adv. and Offer Yankovitz, Adv. Wexler Bergman & Co., 9 Ahad Ha'am Street, Tel Aviv, Tel: 03-5119393; Fax: 03-5119394.
15.	Inspection of Documents
This Immediate Report and the text of the Policies are available for inspection at the offices of the Company, at 30 Benyamin Shmotkin Street, Rishon Le-Zion, during usual business hours, until the date of the meeting.

Sincerely, Linda Shaphir, Advocate Legal Counsel and Company Secretary

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Super-Sol Ltd. (Registrant) By _______________ Amit Leibovich, Adv.

Dated: January 13th, 2003